SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 29, 2008 filed by the Company with the Comisión Nacional de Valores:

By letter dated April 29, 2008, the Company reported that as it was timely informed it subscribed an option to purchase a building located in the City of Buenos Aires, known as Edificio Tucuman 1- República (“Edificio República”), in a private auction with Banco COMAFI S.A., acting as trustee (the “Trustee”) of the “Fideicomiso República” trust fund (the “Sellers”).

The Company also informed that it has recently subscribed with the Sellers the transfer deed after the reciprocal exercise of their buy and sell options, on the basis of new conditions, which are summarize bellow:

Price: it has been fixed at US$ 70,277,097

Mode of payment: the total price was paid on the date the transfer deed was signed.

Modality: Part of the purchase price was paid with a mortgage loan signed with Banco Macro. This mortgage loan did not increase the original costs assumed by the Company for the transaction. Bellow is a description of the principal conditions of the mortgage loan:

(i)	Aggregate amount of the mortgage loan: US$ 33,558,448.-

(ii)	Term and mode of payment: five annual installments (First payment date: April 28, 2009).

(iii)	Principal Prepayment: The Company may prepay the mortgage loan, at its option at any time, deducting interest not accrued and with no further costs for the Company.

(iv)	Interests: From the date of its signature and up to its cancellation, the mortgage loan will accrue an annual interest of 12% calculated over the outstanding capital and over a year of 365 days. Interests will be payable semiannually from the date of the signature of the transfer deed up to the total cancellation of the mortgage loan.

After this acquisition, the leasable surface area of the Company has increased approximately 19,890 square meters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors
Dated: April 29, 2008